NO ACT

PE
1-26-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025733

March 28, 2012

Alan J. Rice
Vornado Realty Trust
arice@vno.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-28-12

Re: Vornado Realty Trust
Incoming letter dated January 26, 2012

Dear Mr. Rice:

This is in response to your letter dated January 26, 2012 concerning the shareholder proposal submitted to Vornado Realty Trust by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

March 28, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Vornado Realty Trust
Incoming letter dated January 26, 2012

The proposal would amend the bylaws to provide that a majority of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a trustee, with a plurality vote standard retained for contested elections.

We are unable to concur in your view that Vornado Realty Trust may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that AmalgaTrust is a division of Amalgamated Bank of Chicago, a DTC participant. Accordingly, we do not believe that Vornado Realty Trust may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to conclude that Vornado Realty Trust has met its burden of establishing that Vornado Realty Trust may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Vornado Realty Trust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Vornado Realty Trust may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Vornado Realty Trust may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

VORNADO
REALTY TRUST

Alan J. Rice
Senior Vice President
Corporation Counsel

888 Seventh Avenue
New York, NY 10019
Tel 212 894-7050
Fax 212 894-7996
E-mail arice@vno.com

January 26, 2012

By E-mail to shareholderproposals@sec.gov

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Vornado Realty Trust
Omission of Stockholder Proposal under Exchange Act Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted by Vornado Realty Trust, a Maryland real estate investment trust (the "Company"), with respect to the enclosed proposal (the "Proposal") submitted by the United Brotherhood of Carpenters Pension Fund (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting"). The Company respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against the Company if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal from the Proxy Materials.

This letter is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) under the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission, and has concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal, including the supporting statement (the "Supporting Statement"), is enclosed as Exhibit A hereto. All correspondence with the Proponent relating to the Proposal is included in the exhibits hereto, as indicated further below.

I. THE PROPOSAL

The resolution included in the Proposal reads:

RESOLVED: Article II (Meetings of Shareholders) Section 7(Voting) of the Vornado Realty Trust Amended and Restated Bylaws is amended by deleting the first sentence therein that reads: "A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee." In its place shall be inserted the following: "A majority of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a Trustee, with a plurality vote standard retained for contested elections, that is, when the number of Trustee nominations exceeds the number of board seats."

II. EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from the Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(b) and Rule 14a-8(f) because the Proponent failed to provide the required proof of stock ownership and did not correct the deficiency in a timely manner after being notified of it;
- Rule 14a-8(i)(1) because the Proposal is improper under state law because, under the Company's Declaration of Trust and Bylaws, shareholders do not have the power to amend the Bylaws; and
- Rula 14a-8(1)(3) because the Proposal misleads the Company's shareholders to believe that they have the power to amend the Company's Bylaws.

A. The Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f), because the Proponent failed to provide the required proof of stock ownership and did not correct the deficiency in a timely manner after being notified of them.

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. In addition, with respect to proponents who are not the "record" holders of the shares beneficially owned by such proponent, the proponent, pursuant to Rule 14a-8(b)(2), must provide proof of ownership through either (i) a written statement from the "record" holder of such shares verifying that, at the time the proponent submitted its proposal, such proponent continuously held the securities for at least one year or (ii) a copy of a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to such documents, demonstrating ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins. Staff Legal Bulletin No. 14F clarifies that "record" holder in this context means a participant in the Depository Trust Company (a "DTC Participant"). Rule 14a-8(b) also requires a proponent to provide a written statement that it intends to continue holding the shares through the date of a company's annual meeting.

Submission by the Fund. The Fund submitted its Proposal on December 12, 2011 and this Proposal was received by the Company on December 12, 2011. The Fund's letter accompanying the Proposal stated that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter". Following the submission of the Proposal, AmalgaTrust submitted a letter to the Company via facsimile on December 20, 2011 that stated that AmalgaTrust is the "record holder for 2,078 shares of Vornado Realty Trust common stock held for the benefit of the Fund". A copy of AmaglaTrust's letter is enclosed as Exhibit C hereto. According to the Company's registrar for its common shares, AmagaTrust is not a record holder of the Company's common shares. Moreover, the proof of ownership provided by the Fund is deficient because AmalgaTrust is not a listed DTC Participant and the Fund did not provide any other evidence of ownership from a listed DTC Participant as required by Staff Legal Bulletin No. 14F.

The Company notified the Fund of such deficiencies in a letter sent on December 20, 2011 (within 14 calendar days of the receipt of the Proposal) via both e-mail and the U.S. Postal Service, certified mail, return receipt requested, and requested a response within 14 calendar days of receipt. The Company's letter to the Fund dated December 20, 2011 is enclosed as Exhibit B hereto. A copy of the U.S. Postal Service Certified Mail Receipt, confirming delivery to the Fund on December 22, 2011, is enclosed as Exhibit D hereto. To date, the Company has not received a response.

Pursuant to Rule 14a-8(b), the Company may exclude the Fund's Proposal because it failed to provide proof of its ownership of the required dollar value for the required period. The AmalgaTrust letter is insufficient evidence of ownership under Rule 14a-8. Under Staff Legal Bulletin No. 14F, the Staff states that it will grant no-action relief to a company on the basis that the shareholders' proof of ownership is not from a DTC Participant if "the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Company's deficiency letter dated December 20, 2011 described the relevant standard in Staff Legal Bulletin No. 14F, and attached a copy of that bulletin.

Therefore, consistent with Rule 14a-8 and Staff Legal Bulletin No. 14F, the Proposal may be omitted from the Proxy Materials.

B. The Proposal may be excluded in reliance on Rule 14a-8(i)(1), as the Proposal is improper under state law.

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(1) if the proposal is not a proper subject for action by shareholders under state law. The Proposal purports to be a binding amendment of the Company's Bylaws implemented solely by shareholder action. Under the Company's Bylaws, shareholders do not have the power to amend the Company's Bylaws. Specifically, Article XIV of the Company's Bylaws provides that "[t]he Board of Trustees shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws." The Company's Board of Trustees has confirmed that it has not adopted a resolution setting forth the Proposal. . Moreover, Section 7.2 of the Declaration of Trust of the Company provides:

> Shareholders shall be entitled to vote <u>only</u> on the following matters: (a) election or removal of Trustees as provided in Sections 7.1 and 2.3; (b) amendment of this Declaration of Trust as provided in Section 9.1; (c) termination of the Trust as provided in Section 10.2; (d) reorganization of the trust as provided in Section 9.2; and (e) merger, consolidation or share exchange of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Section 9.3. Except with respect to the foregoing matters, <u>no action taken by the Shareholders at any meeting shall in any way bind the Trustees</u>. (*Emphasis added.*)

The Staff has long recognized that a proposal that purports to amend a certificate of incorporation that requires board action to initiate the amendment may be excluded in reliance on Rule 14a-8(i)(1), rule 14a-8(i)(2), or Rule 14a-8(i)(6) if the company meets its burden of establishing that applicable state law requires any such amendment to be initiated by the board ...". See Staff Legal Bulletin 14D. Although the Proposal deals with the Company's Bylaws and not its Declaration of Trust (the equivalent of a certificate of incorporation for a Maryland real estate investment trust such as the Company) as contemplated by Staff Legal Bulleting 14D, in neither case may such action be initiated by shareholders. Accordingly, the Proposal should be excluded because it is improper under state law. In accordance with Rule 14a-8(j)(2)(3), the required opinion of counsel is enclosed as Exhibit E hereto.

C. <u>The Proposal may be excluded in reliance on Rule 14a-8(i)(3) because it is misleading.</u>

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." Here, the Proposal asserts as a fact that shareholders may amend the Company's Bylaws, reflecting a fundamental misunderstanding of the Company's governing documents and applicable law. The Company is concerned that if the Proposal were to be included in its proxy statement current and prospective shareholders would believe they actually have the power to amend the Bylaws, which is simply not the case.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its Proxy Materials in reliance on Rule 14a-8(i)(3).

* * * * *

For the reasons discussed above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or need any further information, please contact the undersigned by phone (212 894-7050), by e-mail (arice@vno.com) or by facsimile (212 894-7996). We would appreciate it if you would send any communications to the Company to the attention of the undersigned at the above e-mail address. Thank you.

Yours truly,

Alan J. Rice
Secretary and
Senior Vice President

Enclosures

cc: Mr. Douglas J. McCarron, Fund Chairman
Mr. Edward J. Durkin
(United Brotherhood of Carpenters Pension Fund)

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA OVERNIGHT AND FACSIMILE 212-894-7996]

December 12, 2011

Alan J. Rice
Secretary
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019

Dear Mr. Rice:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Vornado Realty Trust ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the vote standard for director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 2,078 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 547-8979.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Majority Vote Shareholder Proposal

Resolved: Article II (Meetings of Shareholders) Section 7 (Voting) of the Vornado Realty Trust Amended and Restated Bylaws is amended by deleting the first sentence therein that reads: "A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee." In its place shall be inserted the following: "A majority of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a Trustee, with a plurality vote standard retained for contested elections, that is, when the number of Trustee nominees exceeds the number of board seats."

Supporting Statement: At last year's annual meetings, shareholders at Vornado Realty Trust registered strong majority support (79% of the votes cast) for the proposal to adopt majority voting in director elections, despite the Board's opposition. Despite this strong shareholder support for majority voting, Vornado Realty's Board of Trustees has not acted to establish a majority vote standard, retaining its plurality vote standard. Many of Vornado Realty's self-identified peer companies including Host Hotels & Resorts, Simon Property Group, Jones Lang LaSalle, Legg Mason and ProLogis have adopted majority voting.

Over the past six years, nearly 80% of the companies in the S&P 500 Index have adopted a majority vote standard in company bylaws, articles of incorporation, or charters. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections.

Vornado Realty's Board of Trustees should establish a majority vote standard in trustee elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a trustee nominee receive a majority of the votes cast in an election in order to be formally elected. Under the Company's current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections sets a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

A majority vote standard combined with a post-election trustee resignation policy would establish a meaningful right for shareholders to elect trustee at Vornado Realty, while reserving for the Board an important post-election role in determining the continued status of an unelected director. Support for this proposal to put in place a majority vote standard will put Vornado Realty in the mainstream of major U.S. companies.

Exhibit B

VORNADO
REALTY TRUST

Alan J. Rice
Senior Vice President
Corporation Counsel

888 Seventh Avenue
New York, NY 10019
Tel 212 894-7050
Fax 212 894-7996
E-mail arice@vno.com

December 20, 2011

Via E-Mail (edurkin@carpenters.org) and Via Certified Mail, Return Receipt Requested

Mr. Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington, D.C. 20001.

Re: Vornado Realty Trust ("Vornado")

Dear Mr. McCarron:

This letter is being sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in the shareholder proposal of the United Brotherhood of Carpenters Pension Fund (the "Fund"), dated and received by us on December 12, 2011 (the "Proposal"), as well as of the time frame for the Fund's response to this letter.

Rule 14a-8(b)(2) provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of the company's shares entitled to vote on the proposal for at least one year prior to the date the shareholder proposal was submitted. Vornado's common share records do not indicate that the Fund, or the Fund's purported custodian, Amalgatrust or Amalgamated Bank of Chicago, is the record owner of any common shares of Vornado. The Fund did not submit to Vornado any proof of ownership contemplated by Rule 14a-8(b)(2).

For this reason, we believe that the Proposal may be excluded from our proxy statement for our upcoming 2012 annual meeting of shareholders unless this deficiency is cured within 14 days of your receipt of this letter.

To remedy this deficiency, the Fund must provide sufficient proof of your ownership of the requisite number of Vornado common shares as of December 12, 2011, the date the Proposal was submitted to us. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Fund continuously held the requisite number of shares for at least one year; or

- if the Fund has filed with the Securities and Exchange Commission (the "SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the Fund's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Fund's ownership level and a written statement that the Fund has have continuously held the requisite number of shares for the one-year period.

In SEC Staff Legal Bulletin No. 14F ("SLB 14F"), dated October 18, 2011, the SEC's Division of Corporation Finance has provided guidance on the definition of "record" holder for purposes of Rule 14a-8(b). SLB 14F, a copy of which is attached for your reference, provides that for securities held through The Depository Trust Company ("DTC"), only DTC participants should be viewed as "record" holders. If the Fund holds shares through a bank, broker or other securities intermediary that is not a DTC participant, you will need to obtain proof of ownership from the DTC participant through which the bank, broker or other securities intermediary holds the shares. As indicated in SLB 14F, this may require the Fund to provide two proof of ownership statements – one from your bank, broker or other securities intermediary confirming your ownership, and the other from the DTC participant confirming the bank's, broker's or other securities intermediary's ownership. We urge you to review SLB 14F carefully before submitting the proof of ownership to ensure it is compliant.

Under Rule 14a-8(f), we are required to inform you that if you would like to respond to this letter or remedy the deficiency described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you first received this letter.

If you have any questions with respect to the foregoing, please contact me at 212 894-7050. You may address any response to me at the address on the letterhead of this letter, by facsimile at 212-894-7996 or by e-mail at arice@vno.com.

Very truly yours,

Alan J. Rice
Corporation Counsel

Cc: Mr. Edward J. Durkin
(United Brotherhood of Carpenters and Joiners of America)

Exhibit C

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 212-894-7996]

December 20, 2011

Alan J. Rice
Secretary
Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019

Re: Shareholder Proposal Record Letter

Dear Mr. Rice:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,078 shares of Vornado Realty Trust common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

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101 Constitution Avenue, N.W.
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VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

January 26, 2012

Vornado Realty Trust
888 Seventh Avenue
New York, New York 10019

Re: Shareholder Proposal re Bylaw Amendment

Ladies and Gentlemen:

We have served as Maryland counsel to Vornado Realty Trust, a Maryland real estate investment trust (the "Company"), in connection with certain matters of Maryland law relating to a proposal (the "Proposal") submitted to the Company by the United Brotherhood of Carpenters Pension Fund for inclusion in the Company's proxy materials for its 2012 Annual Meeting of Shareholders, which provides:

> *RESOLVED: Article II (Meetings of Shareholders) Section 7(Voting) of the Vornado Realty Trust Amended and Restated Bylaws is amended by deleting the first sentence therein that reads: "A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee." In its place shall be inserted the following: "A majority of all votes cast at a meeting of shareholders duly called and at which a quorum is present shall be required to elect a Trustee, with a plurality vote standard retained for contested elections, that is, when the number of Trustee nominations exceeds the number of board seats."*

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined such documents and matters as we have deemed necessary or appropriate (collectively, the "Documents"), including (1) the Proposal, (2) the Amended and Restated Declaration of Trust, as amended and supplemented, of the Company (the "Declaration of Trust"), and (3) the Bylaws of the Company (the "Bylaws").

The Proposal contemplates that the shareholders of the Company have the unilateral power to amend the Bylaws. Based upon the analysis set forth below and the Documents reviewed and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that the Proposal is not a proper subject for action by the shareholders of the Company under Maryland law.

No provision of the Maryland REIT Law, the statute under which the Company is formed, grants to shareholders the right to amend the Bylaws. However, several provisions of the Declaration of Trust and Bylaws provide specifically that shareholders of the Company are not entitled to vote on amendments to the Bylaws. First, Article XIV of the Bylaws provides that "[t]he Board of Trustees shall have the exclusive power to adopt, alter or repeal any provision of these Bylaws and to make new Bylaws." (*Emphasis added.*) Second, Section 7.2 of the Declaration of Trust provides:

> Shareholders shall be entitled to vote only on the following matters: (a) election or removal of Trustees as provided in Sections 7.1 and 2.3; (b) amendment of this Declaration of Trust as provided in Section 9.1; (c) termination of the Trust as provided in Section 10.2; (d) reorganization of the trust as provided in Section 9.2; and (e) merger, consolidation or share exchange of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Section 9.3. Except with respect to the foregoing matters, no action taken by the Shareholders at any meeting shall in any way bind the Trustees. (*Emphasis added.*)

Finally, Section 3.2(x) of the Declaration of Trust provides that "the Trustees, without any vote, action or consent by the Shareholders, shall have . . . [the power] [t]o adopt, implement and from time to time amend Bylaws . . . ."

In expressing the opinion set forth above, we have assumed the following:

1. Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2. Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3. Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party's obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4. All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all such Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties,

statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to the applicability or effect of federal or state securities laws, including the securities laws of the State of Maryland. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of any judicial decision which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the United States Securities and Exchange Commission as an exhibit to the Company's no action letter request related to the Proposal.

Very truly yours,

Venable LLP